# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rubico Inc., CIK 0001943421
CUSIP: Y1250N107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 20 Iouliou Kaisara Str, Athens, Greece (J3), 106 71
Date of event which requires filing of this statement: 11/05/2025
Filed by CIK 0001786648
Persons authorized to receive notices and communications: Andreas Louka, 11 Kanari Street, Athens, Greece (J3), 106 71, 011(30)2103640030

## Reporting persons
- Family Trading Inc. (CIK 0001786648): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,465,359; sole dispositive power 0; shared dispositive power 1,465,359; aggregate amount beneficially owned 1,465,359 (7.45% of the class)
- 3 Sororibus Trust: type of reporting person: other (OO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,465,359; sole dispositive power 0; shared dispositive power 1,465,359; aggregate amount beneficially owned 1,465,359 (7.45% of the class)
- Evangelos J. Pistiolis: type of reporting person: other (OO); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 220,564; shared voting power 0; sole dispositive power 220,564; shared dispositive power 0; aggregate amount beneficially owned 220,564 (1.12% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Rubico Inc.
Address of issuer's principal executive offices: 20 Iouliou Kaisara Str, Athens, Greece (J3), 106 71
Comment:
Explanatory Note: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "Commission") on August 8, 2025 (as previously amended and supplemented, the "Existing Schedule 13D") by Family Trading Inc. ("Family Trading"), 3 Sororibus Trust (the "Trust") and Mr. Evangelos J. Pistiolis (collectively, the "Reporting Persons" and each a "Reporting Person"). This Amendment No. 2 is being filed to reflect the decrease in the percentage beneficial ownership of shares of common stock, par value $0.01 per share (the "Common Shares") of Rubico Inc., a corporation incorporated in the Marshall Islands (the "Issuer"), held by the Reporting Persons, resulting solely from an increase in the number of Common Shares issued and outstanding.

Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Existing Schedule 13D. Unless indicated otherwise, all items left blank remain unchanged, and any items which are amended below are deemed to amend and update the existing items in the Existing Schedule 13D.

## Item 2. Identity and Background
Criminal convictions in the last five years: To the best of the Reporting Persons' knowledge, none of the persons listed in Item 2, including the Trustee, have, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
To the best of the Reporting Persons' knowledge, none of the persons listed in Item 2, including the Trustee, have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best of the Reporting Persons' knowledge and except as described in this Amendment No. 2, there are no material changes to this Item 2 from the Existing Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Amendment No.2 is being filed to reflect the decrease in the percentage beneficial ownership of the Issuer's Common Shares held by the Reporting Persons' resulting solely from an increase in the number of Common Shares issued and outstanding.

Except as set forth in this Amendment No.2, there are no material changes to this Item 3 from the Existing Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: There are no material changes to this Item 4 from the Existing Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
According to information received from the Issuer, as of November 6, 2025, there were 19,672,476 Common Shares issued and outstanding.

Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Family Trading may be deemed to beneficially own 1,465,359 Common Shares, representing approximately 7.45% of the outstanding Common Shares.

The Trust may be deemed to beneficially own 1,465,359 Common Shares, representing approximately 7.45% of the outstanding Common Shares.

Mr. Evangelos J. Pistiolis may be deemed to beneficially own 220,564 Common Shares, representing approximately 1.12% of the outstanding Common Shares.

Except as described above, to the best knowledge of the Reporting Persons, no other Common Shares are beneficially owned by the persons named in response to Item 2.

If the Reporting Persons were deemed to have formed a Section 13(d) group, such group would be deemed to beneficially own an aggregate of 1,685,923 Common Shares for the purpose of Rule 13d-3 under the Act, which would constitute approximately 8.57% of the issued and outstanding Common Shares. In no case do any of the Reporting Persons have or share voting or investment power with respect to the entirety of that number of Common Shares. Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold Common Shares, reported on this Amendment No. 2) is the beneficial owner of Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Amendment No. 2 is filed constitute a "group."
Number of shares as to which each person has sole or shared power to vote or dispose:
Family Trading has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 1,465,359 Common Shares. Family Trading has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 1,465,359 Common Shares.

The Trust has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 1,465,359 Common Shares. The Trust has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 1,465,359 Common Shares.

Voting and disposition of the Common Shares held by the Trust requires the approval of the Trustee of the Trust.

Mr. Evangelos J. Pistiolis has the sole power to vote or direct the vote of 220,564 Common Shares and the shared power to vote or direct the vote of 0 Common Shares. Mr. Evangelos J. Pistiolis has the sole power to dispose or direct the disposition of 220,564 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.
Transactions in the class effected during the past sixty days: Except for those transactions described herein (see Item 3), to the best knowledge of the Reporting Persons, no other transactions in the Common Shares were effected by the persons named in response to Item 2 during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no material changes to this Item 6 from the Existing Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Undertaking (incorporated by reference to Exhibit 1 of Amendment No. 1 to Schedule 13D previously filed with the Commission on October 16, 2025).

Exhibit 2 Form of Statement of Designation of the Series D Preferred Shares of the Issuer (incorporated by reference to Exhibit 2.3 of the Registration Statement on Form 20-F previously filed with the Commission by Rubico Inc. on June 4, 2025).

## Signatures
- Family Trading Inc.: /s/ Andreas Louka, Andreas Louka / President / Treasurer / Director (11/07/2025)
- 3 Sororibus Trust: /s/ Alexandros Economou, Alexandros Economou / Sole Director (11/07/2025)
- Evangelos J. Pistiolis: /s/ Evangelos J. Pistiolis, Evangelos J. Pistiolis (11/07/2025)